H.J. GRUY AND ASSOCIATES, INC.
6575 West Loop South, Suite 550, Bellaire, Texas 77401 TEL. (713) 739-1000 FAX (713) 739-6112

Exhibit 99-1
January 22, 2020

SilverBow Resources
575 N. Dairy Ashford Road, Suite 1200
Houston, Texas 77079
Re: Year-End 2019
S.E.C. Guideline Reserves
Independent Estimation

Ladies and Gentlemen:

At your request, we have independently prepared an estimate of the oil, natural gas, and natural gas liquid proved reserves and future net cash flows effective December 31, 2019, attributable to SilverBow Resources (SilverBow) net interests in certain oil and gas properties. The estimated reserves are located in the Continental United States. Based on information provided by SilverBow, the estimated reserves reported herein comprise all of the SilverBow proved reserves.

This report, completed on January 22, 2020 has been prepared for SilverBow, and is provided for inclusion in relevant U.S. Securities and Exchange Commission registration statements or other Securities and Exchange Commission filings. All proved reserves are estimated in compliance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 210.4-10(a), and in our opinion, the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose

The net reserves, future net cash flow, and discounted future net cash flow to the SilverBow interest in these properties, effective December 31, 2019, are estimated to be as follows:

Proved Reserves
	Estimated			Estimated
	Net Reserves			Future Net Cash Flow
			Natural		Discounted
	Oil	Gas	Gas Liquids	Not	at 10 Percent
	(Barrels)	(Mcf)	(Barrels)	Discounted	Per Year
Proved Producing	6,374,100	455,377,200	10,084,700	$1,111,213,500	$620,824,900
Proved Nonproducing	101,500	22,627,800	292,500	$35,467,600	$15,929,800
Proved Undeveloped	10,592,000	680,346,900	16,236,300	$1,168,881,900	$340,797,300
Total Proved	17,067,600	1,158,351,900	26,613,500	$2,315,563,000	$977,552,000

The discounted future net cash flow summarized in the above table is computed using a discount rate of 10 percent per annum. Future net cash flow as presented herein is defined as the future cash inflow attributable to the evaluated interest less, if applicable, future operating costs, ad valorem taxes, and future capital expenditures. Future cash inflow is defined as gross cash inflow less, if applicable, royalties and severance taxes. Future cash inflow and future net cash flow stated in this report exclude consideration of state and federal income tax. Future costs of facility and well abandonments, and the restoration of producing properties to satisfy environmental standards are not deducted from cash flow.

This reserve report conforms to the term third party reports as stated in Regulation S-K, Item 1202. The assumptions, data, methods, and procedures used by H.J. Gruy and Associates, Inc. to conduct the independent reserve estimates are appropriate for the purposes of this report, and we have used all methods and procedures we consider necessary under the circumstances to prepare this report. The proved reserves estimates are in compliance with the applicable definitions contained in Securities and Exchange Commission Regulation S-X.

The processes, methods, and procedures employed by us to evaluate the necessary information, estimate reserves, support assumptions, and document methodologies are effective, and meet or exceed guideline standards. We used appropriate engineering, geologic, and evaluation principles that are consistent with practices routinely recognized in the petroleum industry. Reserve estimates are based on extrapolation of established performance trends, material balance calculations, volumetric calculations, analogy with the performance of comparable wells, or a combination of these methods.

The primary economic assumptions in the reserves estimating process include the application of product prices, operating costs, and future capital expenditures that are not escalated and therefore remain constant for the projected life of each property. Product benchmark prices are based on an average of 2019 first-day-of-the-month prices in accordance with Regulation S-X guidelines. A price differential is applied to the oil, natural gas, and natural gas liquids benchmark prices to adjust for transportation, geographic property location, and quality or energy content. As a reference, the 12-month average benchmark price for oil is $55.73 per barrel, referenced to West Texas Intermediate (WTI) price at Cushing Oklahoma, and for natural gas is $2.536 per million British thermal units, referenced to Henry Hub gas price. The average adjusted prices, for oil, natural gas, and natural gas liquids, used to determine reserves are $58.37 per barrel, $2.62 per thousand standard cubic feet and $16.83 per barrel, respectively, over the projected lives of the assets.

Lease operating costs are based on historical operating expense records. For all properties, general and administrative overhead expenses have been included. Estimates of capital costs are included as required for workovers and development.

In conducting this work, we relied on data supplied by SilverBow. The extent and character of ownership, oil and natural gas sales prices, operating costs, future capital expenditures, historical production, accounting, geological, and engineering data were accepted as represented, and we have assumed the authenticity of all documents submitted. No independent well tests, property inspections, or audits of operating statements were conducted by our staff in conjunction with this work. We did not verify or determine the extent, character, status, or liability, if any, of production imbalances, hedging activities, or any current or possible future detrimental environmental site conditions. In our judgment, there are no instances where current local, state, or federal regulations will materially impact the ability of SilverBow to recover the estimated proved reserves.

In order to estimate the proved reserves and future cash flows attributable to SilverBow, we have relied on geological, engineering, and economic data furnished by our client. Although we instructed our client to provide all pertinent data, and we made a reasonable effort to analyze it carefully with methods applied in the petroleum industry, there is no guarantee that the volumes of hydrocarbons or the cash flows projected will be realized.

Hydrocarbon reserves estimates contain inherent uncertainties. The estimation of reserves is based on the application of a wide range of technologies and the subjective interpretation of currently available data; therefore, the reserves discussed herein are considered estimates only and should not be construed as exact quantities. Future economic or operating conditions may affect recovery of estimated reserves and cash flows, and reserves of all categories may be subject to change as more performance data become available or as alternative estimating methods become applicable. Estimates of future net cash flow and discounted future net cash flow should not be interpreted to represent the fair market value for the estimated reserves.

H.J. Gruy and Associates, Inc. is a privately owned, independent consultancy, and compensation for our efforts is not contingent upon the outcome of our work. H.J. Gruy and Associates, Inc. and its employees have no direct financial interest in SilverBow Resources, or the properties, nor do we contemplate any future direct financial interest. Any distribution or publication of this work or any part thereof must include this letter in its entirety.

Yours very truly,

H.J. GRUY AND ASSOCIATES, INC.
Texas Registration Number F-000637

(Seal)

by: /s/ Marilyn Wilson
Marilyn Wilson, P.E.
President and Chief Operating Officer

CERTIFICATE OF QUALIFICATION

I, Marilyn Wilson, of 6575 West Loop South, Suite 550, Bellaire, Texas 77401, hereby certify:

1.
I am President of H.J. Gruy and Associates, Inc, and I am the engineer responsible for the estimates of reserves, future production, and future income determined by H.J. Gruy and Associates, Inc. and preparation of the reserves report for SilverBow Resources effective December 31, 2019, and dated January 22, 2020, attached herewith.

2.
I hold a Bachelor of Science Degree in Petroleum Engineering from Texas A&M University, and I am a Licensed Professional Engineer in the State of Texas, License Number 59498. I am a member of the Society of Petroleum Engineers, and I am a past President and member of the Society of Petroleum Evaluation Engineers. I have over 30 years of experience in the evaluation of oil and gas reserves.

3.
Based on my educational and professional background, I meet or exceed the professional qualifications as a Reserves Estimator presented in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers.

H.J. GRUY AND ASSOCIATES, INC.
Texas Registration Number F-000637

by: /s/ Marilyn Wilson
Marilyn Wilson, P.E.
President and Chief Operating Officer